Exhibit 99.9

Notification of Directors’ Interests pursuant to Companies Act 1985 Section 324 (2) and Section 329.

Imperial Tobacco Group PLC was today advised by the Nominee of the Company’s Corporate Nominee Facility that the following Directors have been allocated Ordinary shares of 10 pence each in the Company.

Mr Simon Duffy - 95 Shares

Mr David Thursfield - 10 Shares

The shares were purchased at a price of £14.27 on 18 February 2005, following the reinvestment of their dividends but were only attributed to their nominee accounts yesterday.

Following this allocation Mr Duffy has an aggregate Companies Act interest in 8,333 shares.

Following this allocation Mr Thursfield has an aggregate Companies Act interest in 451 shares.

C Deft – Assistant Company Secretary

22 March 2005